UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 22, 2019

Nutrisystem, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-28551	23-3012204
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania		19034
(Address of Principal Executive Offices)		(Zip Code)

(215) 706-5300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

Legal Proceedings

As described in greater detail in the Litigation Relating to the Merger section of the definitive proxy statement of Nutrisystem, Inc. (“Nutrisystem”) filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 and first mailed to Nutrisystem shareholders on or about February 4, 2019 (the “Proxy Statement”), a complaint captioned Klein v. Nutrisystem, Inc., et. al., case number 1:19-cv-00056 is pending in the United States District Court for the District of Delaware, a complaint captioned Shaev v. Nutrisystem, Inc., et al., case number 1:19-cv-00063 is pending in the United States District Court for the District of Delaware, a complaint captioned Vladimir Gusinsky Rev. Trust v. Nutrisystem, Inc., et al., case number 1:19-cv-00069 is pending in the United States District Court for the District of Delaware, a complaint captioned Frechter v. Nutrisystem, Inc., et al., case number 1:19-cv-00087 is pending in the United States District Court for the District of Delaware, a complaint captioned Walton v. Nutrisystem, Inc., et al., case number 1:19-cv-00112 is pending in the United States District Court for the District of Delaware and a complaint captioned Haines v. Nutrisystem, Inc., et al., case number 1:19-cv-00137 is pending in the United States District Court for the District of Delaware (collectively, the “Merger Litigation”). The Merger Litigation relates to the Agreement and Plan of Merger, dated as of December 9, 2018, among Tivity Health, Inc. (“Tivity Health”), Sweet Acquisition, Inc. and Nutrisystem and the Proxy Statement.

Nutrisystem believes that the claims asserted in the Merger Litigation are without merit and no supplemental disclosure is required under applicable law. However, in order to avoid the risk of adverse effect or delay in connection with the Merger Litigation and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Nutrisystem has determined to voluntarily supplement the Proxy Statement as described in this Current Report on Form 8-K to address claims asserted in the Merger Litigation, and plaintiffs in the Merger Litigation have agreed to voluntarily dismiss their lawsuits in light of this supplemental disclosure. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Nutrisystem specifically denies all allegations in the Merger Litigation that any additional disclosure was or is required.

Supplemental Disclosures

The additional disclosures in this Current Report on Form 8-K supplement the disclosures contained in, and should be read in conjunction with, the Proxy Statement, which should be read in its entirety. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement the information in the Proxy Statement. Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Proxy Statement. The additional disclosures in these supplemental disclosures are underlined for convenience.

The disclosure under the heading “Opinion of Nutrisystem’s Financial Advisor” is hereby supplemented by amending and restating the first sentence of the fourth full paragraph on page 82 of the Proxy Statement to read as follows:

For purposes of this analysis, Evercore calculated ranges of terminal values for Nutrisystem by applying a perpetuity growth rate, based on its professional judgment given the nature of Nutrisystem and its business and industry, and taking into account projections provided by Nutrisystem management, of 3.0% to 4.0%, to the unlevered, after-tax free cash flow, in each case in the terminal year.

The disclosure under the heading “Opinion of Nutrisystem’s Financial Advisor” is hereby supplemented by amending and restating the fifth full paragraph on page 82 of the Proxy Statement to read as follows:

The terminal values for Nutrisystem were then discounted to present value as of September 30, 2018 using a discount rate of 9.5% to 10.5%, based on an estimate of Nutrisystem’s weighted average cost of capital (derived by application of the capital asset pricing model and based on considerations Evercore deemed relevant in its professional judgment and experience), to derive respective ranges of implied enterprise values for Nutrisystem.

The disclosure under the heading “Opinion of Nutrisystem’s Financial Advisor” is hereby supplemented by amending and restating the sixth full paragraph on page 82 of the Proxy Statement to read as follows:

Ranges of implied equity values for Nutrisystem were then calculated by reducing the range of implied enterprise values by the amount of Nutrisystem’s net debt (calculated as debt less cash and cash equivalents) as of September 30, 2018, which was negative $93 million (i.e., implied equity value increased as a result).

The disclosure under the heading “Opinion of Nutrisystem’s Financial Advisor” is hereby supplemented by amending and restating the third sentence of the second full paragraph on page 83 of the Proxy Statement to read as follows:

The discount rate was determined based on Evercore’s analysis of the cost of equity for Nutrisystem, derived by the application of the capital asset pricing model and based on considerations Evercore deemed relevant in its professional judgment and experience.

The disclosure under the heading “Nutrisystem Unaudited Prospective Financial Information” is hereby supplemented by amending and restating the table on page 87 of the Proxy Statement to read as follows:

	Fiscal Year Ending December 31, ($ in millions)
	2018E(3)	2019E	2020E	2021E(4)	2022E
Revenue	$693	$763	$825	$882	$939
Adjusted EBITDA(1)	106	121	131	140	150
Less: Depreciation & amortization		14	14	14	14
Less: Stock based compensation		11	11	11	11
Earnings Before Interest and Taxes		$96	$106	$116	$125
Less: Interest expense (net)		(1)	(1)	(2)	(2)
Less: Cash taxes		22	24	27	29
Net Income		$75	$83	$90	$98

Adjusted EBITDA		$121	$131	$140	$150
Less: Capital expenditures		14	14	14	14
Less: Change in net working capital		10	10	11	11
Less: Cash taxes		22	24	27	29
Less: Stock based compensation		11	11	11	11
Unlevered Free Cash Flow(2)	$63	$64	$72	$78	$85

(1)	Nutrisystem’s Adjusted EBITDA represents net income before deducting interest expense, taxes, depreciation and amortization, further adjusted to exclude non-cash employee compensation expense and certain one-time expenses. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

(2)	Nutrisystem’s Unlevered Free Cash Flow is calculated as Adjusted EBITDA less capital expenditures, less (or plus) any increase (or decrease) in working capital, less cash taxes and less non-cash employee compensation expense.

(3)	2018E includes Q4 Revenue estimate of $132, Q4 Adjusted EBITDA estimate of $30 and Q4 Unlevered Free Cash Flow estimate of $2, each of which were prepared by Nutrisystem’s management and furnished to the Nutrisystem Board, Evercore and Tivity Health, in connection with the Merger.

(4)	Certain totals in the tables included in this proxy statement/prospectus may not sum due to rounding.

Other

On February 19, 2019, Nutrisystem issued a press release announcing its financial results for the quarter and year ended December 31, 2018.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger (the “proposed transaction”), integration and transition plans, synergies, opportunities and anticipated future performance.  Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health and Nutrisystem will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the SEC. Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, on January 14, 2019, Tivity Health filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on January 7, 2019 (the “registration statement”), which includes a proxy statement of Nutrisystem and that also constitutes a prospectus of Tivity Health (the “proxy statement/prospectus”) in preliminary form. The registration statement became effective on February 3, 2019 and Nutrisystem commenced mailing the definitive proxy statement/prospectus to its stockholders on or about February 4, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED AND TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, Pennsylvania 19034, Attention: Investor Relations, or by telephone at (646) 277-1254.

PARTICIPANTS IN SOLICITATION

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 22, 2019

NUTRISYSTEM, INC.

By:	/s/ Ralph J. Mauro
	Name:	Ralph J. Mauro
	Title:	Senior Vice President & General Counsel